Exhibit 99.6

Morgan Stanley TMT conference Peter Wennink, CFO Barcelona, November 16, 2007 A growth company

Safe Harbor "Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, the prevailing market price for ASML shares, and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

Agenda ASML overview Drivers for growth Financial performance Outlook

ASML: The world's largest supplier of Lithography equipment 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 Region 1 0 1 2.5 8.5 7.5 10.5 11.5 10.5 21 21 19 19.5 25.5 31 36 41 41 30 54 45 53 56.5 63 Market share evolution Revenue evolution for 5 years VLSI Research Market share 2006 Source: Semi ASML Nikon Canon 63 23 14 Employees: 6400 (Q3 '07) Sales: # 3 SemiCap Market Cap: # 2 SemiCap 3,597 &128; M 3,700 &128; M 2007E 2,529 &128; M 2005 2,465 &128; M 2004 1,543 &128; M 2003 Revenues Year Ranked in the top 3 for customer satisfaction for the 5th consecutive year 2006

ASML business model Pure focus on lithography justified by high market growth potential Sustainability of business model by ever growing barriers to entry: Ever growing R&D critical mass affordable only by the leader Ever growing internal knowledge accumulation time Ever growing switch costs at customers

ASML Strategy Maximum R&D investment for undisputed leadership Lowest cost of execution & Highest value generation Shortest cycle times for customer value, maximum share acquisition and optimum working capital Highest capital efficiency by appropriate balance sheet leveraging and regular share buy-backs

Pure play Lithography, engines for growth

Pure focus on Lithography justified by high market growth potential Lithography market Engines of Growth Driver 1: IC unit growth Driver 2: Customer mix generated growth Driver 3: Litho processing content growth Driver 4: Technology transition ASP generated growth Driver 5: Litho enhancers

Driver 1: IC unit Growth 14% growth expected in 2008 by industry analysts 10% Growth Trend 27% -21% 15% 15% 17% 11% 18% 9% 14% Source: WSTS, ASML IC unit history and forecast IC Units Bln IC Revenue ($B) A track record of continuous unit growth

Driver 2: Customer mix effect IC exposed area - Strongest growth in memory IC Exposed Area (M Sq Inch) Source: ASML

Driver 2 (cont.): Customer mix generates growth Adoption cycle of new technology in various sectors Source: Semiconductor Industry Association Flash introduced 45nm node in 2007 DRAM plans roll-out of 55nm node in early 2008 Logic / Foundry Immersion adoption to start in 2009 200 100 80 60 40 11 07 09 08 04 06 05 01 03 02 Logic DRAM NAND Year 10 0 12 Resolution Logic DRAM NAND

Driver 2 (cont.): multiple growth drivers contribute to shorter and shallower cycles Source: ASML Source: ASML Contributor to stability: Unit growth from different segments, none of which dominant Mix impact of technology and segments Technology ASP trajectory Tighter management of capacity and inventory

Driver 3: Technology node transitions - Impact on litho tool mix - DRAM example % of Litho Layers # of Layers: 35 39 41 Source: ASML

Driver 4: Technology Transition ASP generated growth 1M 10M 100M 1985 1990 1995 2000 2005 2010 Year Price [&128;] i-line 300mm 200mm 150mm KrF ArF ArFi EUV Wafer Size Wavelength Stepper Platform Step & Scan Dual Stage 0.4 0.5 0.6 0.7 0.8 0.93 1.2 Aperture 0.25 Source: ASML

Driver 4 (Cont.): Despite higher litho tool ASP, IC unit ASP is trending down.... Litho Cost per Byte (&128; per Mbyte) Source: Gartner, ASML

Driver 5: ASML mask and system enhancements extend lithography value added/ASP Offline Dual stage wafer height mapping Focus Dry, Expose Wet Mask enhancement techniques & optimization software DoseMapper for optimum CD Uniformity Flexible off-axis & polarized illumination Illumination source optimization & software + = Application specific lens setup In-built wave-front, polarization and pupil metrology Design Litho Verification and OPC/RET simulations and OPC/RET simulations and OPC/RET simulations Scanner-Track-Metrology information feedback

Strengthening technology leadership relentlessly ASML R&D investment (excl Zeiss) Total Sales (M&128;) R&D Investment (M&128;) 2007(e) Source: ASML

Financial performance

Bookings and backlog performance Bookings Bookings momentum set by leading edge technology investments by Flash and DRAM customers Booked 40 systems in Q3, valued at &128; 857 million with a record average selling price of &128; 23.5 million for new systems Backlog 90% of the value is for ArF systems, dry + wet Backlog increased to &128; 1,769 million

Stable revenue performance, loose bookings correlation Robust results with 6 quarters of over &128; 900 Million revenue, while Memory prices changed dramatically Order intake varied between 30 and 95 litho systems per quarter Recurring operating margin is between 22.2% and 26.2%

Multiple Engines of Growth make correlation litho capex - IC unit growth - IC Value growth weaker Source: VLSI Research/WSTS/Gartner CapEx ($B) Year over Year Growth

Key financial trends 2006 - 2007 Numbers have been rounded for readers' convenience

Improving shareholder value going forward Policy for cash return ASML's commitment to return excess cash to shareholders continues ASML maintains a target gross cash liquidity buffer of &128; 1 billion to &128; 1.5 billion ASML will start a new share buy-back program of max 14 million shares to cover for outstanding employees stock options Since May 2006, ASML returned &128; 1,845 million to shareholders In the last 18 months ASML reduced the number of shares by 104 million or 18% on a fully dilutive basis Current amount of outstanding shares is 440,752,737

Cash, Debt, Sales and Share Buy Back History Million Shares Million Euro

Outlook

ASML market share growth expected to continue in 2008 Europe Worldwide litho shipments by region Source: ASML and Gartner Dataquest Asia non Japan Japan US Progress in Japan, Microprocessors and i-Line

Market share further growth opportunities Strategy to grow share: Confirm the Low Risk appetite of customers: Fundamental technology leadership reduces risk High cost of switch or high cost of maintaining 2 litho vendors Pricing to achieve cost per function scaling per historical trend Performance... Performance... Performance Gain share in Microprocessors through double patterning and immersion leadership Gain share in Japan through immersion and high throughput Gain share in i-Line through superior overlay and throughput

Source: DRAMeXchange (11/07), ASML MCC 200 mm cash- costs for 512 Mb DRAM 300 mm cash- costs for 512 Mb DRAM 300 mm fully- loaded-costs for 1 Gb DRAM 300 mm cash- costs for 1 Gb DRAM Only fully-depreciated 300mm DRAM fabs are cash-positive for 512 Mb DRAM Similar situation can be expected for 1Gb chips by end of 2008

Current market conditions - ASML drivers Short term: Flash Improving order trend led by Flash memory Ongoing capacity additions at 55 nm node 4 and 8 Gb Flash densities require 45 nm imaging Strong Flash unit growth expected Mid term: DRAM DRAM invests in immersion for 55 nm for higher density chips Installing immersion to reduce cost as price pressure continues Reduced DRAM unit growth expected Cost-driven factory conversions from 200 to 300 mm wafers Long term: Foundries Year ending utilization rates are high Litho purchases required to support industry growth

2007 - 2008 Outlook Q4 order intake will exceed Q3 bookings Potential for revenues over the first 3 quarters of 2008 to exceed the first 3 quarters of 2007

Commitment